THIRD AMENDMENT TO
SECOND AMENDED AND RESTATED
LOAN AGREEMENT

THIS THIRD AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment") is made as of the 15th day of July, 2003, by and between **ASSOCIATED ESTATES REALTY CORPORATION**, an Ohio corporation having an address at 5025 Swetland Court, Cleveland, Ohio 44143 ("Borrower"), and **NATIONAL CITY BANK**, a national banking association having an address at 1900 East Ninth Street, Cleveland, Ohio 44114 (the "Bank").

RECITALS

A. Borrower and the Bank are parties to a Second Amended and Restated Loan Agreement, dated as of April 19, 2002, and amended by a First Amendment to Second Amended and Restated Loan Agreement dated as of May 14, 2002 and a Second Amendment to Amended and Restated Loan Agreement dated as of April 27, 2003 (as so amended, the ("Loan Agreement"), pursuant to which the Bank agreed to extend certain financial accommodations to Borrower on the terms and subject to the conditions set forth therein. The maximum principal amount of all of such financial accommodations which may be outstanding at any time (the "Maximum Commitment") may not exceed Fourteen Million Dollars ($14,000,000).

B. Borrower has requested that the Bank agree to modify the Loan Agreement in order to extend the maturity date of the indebtedness advanced thereunder, and to make certain other changes to the terms of the Loan Agreement more particularly described below, and the Bank has agreed to do so on the terms set forth below.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and the Bank agree as follows:

1. Certain Capitalized Terms. Capitalized terms which are used but are not defined in this Amendment shall have the respective meanings ascribed to them in the Loan Agreement.

2. Specific Amendments to the Loan Agreement. Borrower and the Bank agree that the Loan Agreement is amended, effective upon and as of the date hereof, in the following specific respects:

(a) The definition of the term "Conventional Sublimit", contained in Section 1 of the Loan Agreement, is deleted in its entirety, and the following definition is substituted therefor:

"Conventional Sublimit" means that portion of the Credit Commitment, equal to Twelve Million Four Hundred Thousand Dollars ($12,400,000), reserved exclusively for Loans advanced and Letters of Credit issued pursuant to this Agreement. The aggregate of all Letter of Credit Usage and the principal amount of all Loans made hereunder shall not, at any time, exceed the Conventional Sublimit.

(b)   The definition of the term "Measured Credit Risk Sublimit", contained in Section 1 of the Loan Agreement, is deleted in its entirety, and the following definition is substitute therefor:

"Measured Credit Risk Sublimit" means a portion of the Credit Commitment, in the amount of One Million Six Hundred Thousand Dollars ($1,600,000), which shall, at all times during the pendency of this Agreement, be reserved exclusively for Measured Credit Risk.

(c)   The definition of the term "Termination Date", contained in Section 1 of the Loan Agreement, is amended by deleting therefrom the reference to the date "December 31, 2003" and by replacing that reference with the date "December 31, 2004".

3.   Conditions to Amendment. The amendment to the Loan Agreement contemplated by this Amendment is subject to the satisfaction of all of the following conditions precedent:

(a)   Absence of Default. No Event of Default or event which, with the passage of time or the giving of notice, or both, might mature into an Event of Default, shall have occurred and be continuing under the Loan Agreement or any other Loan Document.

(b)   Warranties. The representations and warranties of Borrower under the Loan Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date hereof.

(c)   Other Actions. The Borrower shall take such other actions and deliver to the Bank such other documents, certificates and instruments as the Bank may reasonably request to carry out the intent of this Amendment.

(d)   Legality of Transactions. It shall not be unlawful (i) for the Bank to perform any of its obligations hereunder, or (ii) for the Borrower to perform any of its obligations hereunder or under any other Loan Document.

(e)   Proceedings and Documents. All corporate, governmental and other proceedings in connection with the transactions contemplated hereby and by the other Loan Documents, and all documents and instruments incidental thereto, shall be completed and in full force and effect, and the Bank shall have received such original or certified copies of such instruments as the Bank may reasonably require.

4.   Ratification. Borrower warrants and represents to the Bank that (a) immediately prior to the date hereof, the Loan Agreement and each other Loan Document is in full force and effect and has not been modified, amended or supplemented; and (b) there are no offsets or defenses to any of Borrower's obligations under the Loan Agreement or the other Loan Documents, and no counterclaims which might affect any such obligations. Borrower hereby ratifies and affirms the Loan Agreement (as the same is amended hereby) and ratifies and affirms each of the Loan Documents.

5.   Payment of Certain Fees. Concurrently with its execution and delivery of this Amendment, Borrower shall pay the following fees to the Bank in consideration of the Bank's extension of the Termination Date: (a) an extension fee in the amount of Twenty-Five Thousand Dollars ($25,000), and (b) a measured credit sublimit extension fee in the amount of Six Thousand Dollars ($6,000).

6.   Miscellaneous.

(a)   Expenses; Indemnity. The Borrower agrees to pay (in addition to the fees payable pursuant to the preceding paragraphs) all out-of-pocket expenses of the Bank in connection with the preparation, execution and delivery of this Amendment or with the closing of the transactions described herein.

(b)   Severability. Any provision of this Amendment or any of the other Loan Documents which is determined by a court of competent jurisdiction to be invalid or unenforceable shall be ineffective to the extent of determination without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(c)   Successors. This instrument shall be binding upon and inure tot he benefit of Borrower and the Bank and their respective successors and assigns. Borrower shall not assign its rights or delegate its duties hereunder without the prior written consent of the Bank.

(d)   Counterparts.   This instrument may be executed in any number of counterparts, and signature pages from any counterpart may be attached to any other. All such counterparts shall together constitute a single agreement. In making proof of this Amendment, it shall not be necessary to produce or account for more than one counterpart hereof signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

NATIONAL CITY BANK

By: /s/ Martin D. Rodriguez

Printed Name: Martin D. Rodriguez

Title: Vice President

ASSOCIATED ESTATES REALTY CORPORATION

By: /s/ Martin A. Fishman

Printed Name: Martin A. Fishman

Title: Vice President